FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                                  July 3, 2002

                           FRISCO BAY INDUSTRIES LTD.
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                 (Translation of registrant's name into English)

                              160 Graveline Street
                               St. Laurent, Quebec
                                     H4T 1R7
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________
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            This Form 6-K consists of the following documents as mailed to the shareholders of Frisco Bay Industries Ltd. (the "Company") in connection with the Company's Annual and Special Meeting of Shareholders to be held on July 26, 2002:

            Exhibit 1     Notice of Annual and Special Meeting of Shareholders;

            Exhibit 2     Proxy Circular; and

            Exhibit 3     Form of Proxy.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FRISCO BAY INDUSTRIES LTD.




July 2, 2002                          By:   /s/ Robert Gagnon
                                        ----------------------------------
                                        Name: Robert Gagnon
                                        Title: Vice President, Finance and I.T.